

Chicago Rivet

Chicago Rivet & Machine Co.
2022 Annual Report



Highlights

	2022	2021
Net Sales	$33,646,033	$33,974,558
Net Income	2,867,629	1,113,472
Net Income Per Share	2.97	1.15
Dividends Paid	850,196	850,196
Dividends Paid Per Share	0.88	0.88
Net Cash Used in Operating Activities	1,264,954	1,009,483
Expenditures for Property, Plant and Equipment	969,943	670,898
Working Capital	20,073,089	17,421,585
Total Shareholders' Equity	30,986,798	28,969,365
Common Shares Outstanding at Year-End	966,132	966,132
Shareholders' Equity Per Common Share	32.07	29.98

Annual Meeting
The annual meeting of shareholders
will be held on May 9, 2023 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com


To Our Shareholders:

RESULTS OF OPERATIONS

Operating results for 2022 did not meet our expectations. Net sales grew in the first half of the year, but stalled in the third quarter and declined in the fourth quarter as overall demand softened amid recessionary fears and rising interest rates. At the same time, we had difficulties meeting the requirements of certain customers due to staffing shortages. In addition, higher raw material prices and inflationary pressures also negatively impacted our margins. Fourth quarter sales were $6,857,154 compared to $7,749,488 in the fourth quarter of 2021, a decline of $892,334, or 11.5%. The decline in sales, combined with high raw material prices, record-high inflation and the tight labor market contributed to reporting a net loss in the fourth quarter of $1,312,648, or $1.36 per share, compared to net income of $81,178, or $0.08 per share, in the fourth quarter of 2021. For the full year, net sales were $33,646,033 compared to $33,974,558 in 2021, a decline of $328,525, or 1.0%. Net income for the full year was $2,867,629, or $2.97 per share, compared to $1,113,472, or $1.15 per share in 2021. The positive figure for 2022 includes a pre-tax gain on the sale of our Naperville, Illinois property of $4,738,394 that was reported in the third quarter.

2022 Compared to 2021

Fastener segment revenues were $6,272,480 in the fourth quarter of 2022 compared to $6,988,047 in the fourth quarter of 2021, a decline of $715,567, or 10.2%. We experienced a general slow-down in demand in the fourth quarter compared to earlier in the year, but at the same time, were unable to meet the requirements of certain automotive customers, where demand remained steady, due to insufficient production staff. During the quarter, sales to automotive customers increased fractionally to $4,185,600 from $4,163,004 in the year earlier quarter. That increase was more than offset by a decline in sales to non-automotive customers, which were $2,086,880 in the fourth quarter of 2022 compared to $2,825,043 a year earlier, a decline of $738,163, or 26.1%. The abrupt decline in sales and production challenges due to staffing shortages resulted in reporting a gross loss in the fourth quarter of $555,641 compared to gross profit of $1,072,310 in the year earlier quarter. Fastener segment revenues for the full year 2022 were $30,291,547 compared to $29,831,388 in 2021, an increase of $460,159, or 1.5%. For the full year 2022, sales to automotive customers were $18,454,238 compared to $17,573,104 in 2021, an increase of $881,134, or 5.0%. Sales to non-automotive customers in 2022 were $11,837,309 compared to $12,258,284 in 2021, a decline of $420,975, or 3.4%. The modest increase in fastener segment sales was more than offset by higher costs as raw material prices remained elevated and general inflation reached record levels. Difficulty achieving proper staffing further negatively impacted margins as operational efficiency suffered. As a result, gross margin for the fastener segment was $3,167,104 in 2022 compared to $5,185,956 in 2021.

Assembly equipment segment revenues were $584,674 in the fourth quarter of 2022, compared to $761,441 in the fourth quarter of 2021, a decline of $176,767, or 23.2%. For the full year 2022, assembly equipment segment revenues were $3,354,486, compared to $4,143,170 reported in 2021, a decline of $788,684, or 19.0%. While the decline in sales was significant, it should be noted that 2021 assembly equipment sales were the highest annual total since 2007. The decline in sales, combined with high inflation and some delivery delays for machine parts, resulted in a gross loss of $51,543 for the fourth quarter of 2022 compared to a gross profit of $195,237 in the fourth quarter of 2021. For the full year 2022, assembly equipment segment gross margins declined to $648,220 from $1,279,136 in 2021.

Selling and administrative expenses were $4,992,521 in 2022 compared to $5,106,177 in 2021, a decrease of $113,656, or 2.2%. We incurred an increase in outside consulting of $42,498, primarily related to hiring fees to fill certain positions, and rent expense of approximately $33,387, primarily related to the lease agreement entered into upon the sale of the Naperville facility. These, and other smaller increases, were offset by a reduction in salaries of $135,714, related to positions that remained unfilled for an extended period of time during the year, and reductions in commissions and director fees of $44,126 and $43,739, respectively. The remaining net change relates to various smaller items. As a percentage of net sales, selling and administrative expenses were 14.8% in 2022 compared to 15.0% in 2021.

As previously disclosed in a Current Report on Form 8-K filed on September 30, 2022, we sold our Naperville, Illinois facility in which the Company's headquarters and warehouse space is located for a selling price of $5,350,000 in cash, less customary closing costs. Concurrently with the completion of the sale, the Company entered into a lease agreement with the purchaser pursuant to which the Company leased the warehouse portion of the Naperville facility from the purchaser until December 31, 2022 and will lease the office portion until June 30, 2023. The monthly rent payable by the Company under the Lease was $12,500 for the period from the closing until December 31, 2022 and is $8,500 for the period from January 1, 2023 to June 30, 2023. The sale was undertaken in order to take advantage of favorable market conditions and to reduce the occupancy space devoted to administrative functions.

Management's Report

(Continued)

Other income was $91,433 in 2022 compared to $55,557 in 2021. Other income is primarily comprised of interest income which increased during the year due to higher interest rates and greater invested balances.

The Company's effective income tax rates were 21.5% and 21.3% in 2022 and 2021, respectively.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends in 2022 totaling $0.88 per share. On February 20, 2023, the Board of Directors declared a regular quarterly dividend of $0.22 per share, payable March 20, 2023 to shareholders of record on March 3, 2023. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 89 years.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2022 were $969,943. Fastener segment additions accounted for $868,654 of the total, including $92,880 for cold heading and screw machine equipment, $208,028 for equipment to perform secondary operations and inspection of parts and $215,540 for general plant equipment. The remaining $352,206 of fastener segment additions related to building improvements. Assembly equipment segment additions in 2022 were $3,207 for IT equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $98,082 during 2022.

Capital expenditures during 2021 were $670,898. Of the total, $493,564 related to fastener segment activities, including cold heading equipment additions of $62,600, secondary processing equipment of $360,588 and general plant equipment additions of $70,376. Additional investments of $177,334 were made in 2021 for facilities improvements that benefit both the assembly equipment segment and the fastener segment.

Depreciation expense was $1,279,870 in 2022 and $1,318,554 in 2021.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2022 was $20,073,089, an increase of $2,651,504 from the beginning of the year. The improvement was primarily due to the gain realized on the sale of our Naperville property during the third quarter. While working capital also improved due to a decline in net accounts receivable during the year of $672,847, an increase in inventory of $601,450, due to

higher material prices and elevated quantities on hand to minimize supply disruptions, and a $585,190 increase in other current assets, had a negative impact on working capital. The Company's investing activities in 2022 included the proceeds from the sale of property and equipment of $5,043,240 and the net maturities of certificates of deposit of $50,000 less capital expenditures of $969,943. The only financing activity during 2022 was the payment of $850,196 in dividends. These changes and other cash flow activity resulted in a balance of cash, cash equivalents and certificates of deposit of $6,736,101 at the end of 2022 compared to $4,777,954 as of the beginning of the year.

Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the next twelve months.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience, current trends and on various other assumptions that are believed to be reasonable under the circumstances. We evaluate our estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions. A summary of critical accounting policies can be found in Note 1 of the financial statements.

Critical accounting estimates are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. We have reviewed our accounting estimates, and none were deemed to be considered critical for the accounting periods presented. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. Additionally, future facts and circumstances could change and impact our estimates and assumptions.



NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of recent accounting pronouncements can be found in Note 1 of the financial statements.

OUTLOOK FOR 2023

Operating results for 2022 were negatively impacted by numerous factors. Although demand early in the year was steady for both the fastener segment and the assembly equipment segment, as the year progressed, we experienced a softening in demand which led to a significant drop in sales in the fourth quarter. The tight labor market made maintaining an optimal workforce difficult and those challenges intensified as the year progressed. We endured extended periods where important positions remained unfilled, resulting in inefficiencies and higher costs. We are committed to overcoming these challenges as part of an overall strategic review that is underway and have made investments in the new year in an effort to address the challenges of maintaining efficient operations with a smaller, less experienced workforce. We are also reviewing, and seeking to adjust, our pricing in light of higher operating costs related to the current economic and labor market environment. As always, we will continue to look for additional areas for improvement while pursuing opportunities to increase sales by emphasizing value over price and focusing on our abilities to make more complex parts for which our experience, quality and service are important factors in purchasing decisions.

We were saddened to report the passing of Walter W. Morrissey in December 2022. Mr. Morrissey had served as a Director of the Company since 1972 and as Chairman of the Board and Chief Executive Officer since May 2020. His contributions to the success of the Company over the years will be missed. Director James W. Morrissey was named non-executive Chairman of the Board until the Annual Meeting of Shareholders on May 9, 2023. The search for a new Chief Executive Officer is currently underway.

Notwithstanding the difficult environment we are operating in, we believe that our sound financial condition and long history of success in a variety of challenging circumstances will provide the basis for improved operating activities in the future. We increased our capital expenditures in 2022 over the previous year and expect to make further investments in 2023. We will also continue our efforts to develop new customer relationships and build on existing ones in all the markets we serve by emphasizing our experience, quality and customer service in a very competitive global marketplace. We are grateful for the contributions of our dedicated employees in what was a uniquely challenging year as well as for the loyalty of our customers and the support of our shareholders.

Respectfully,

James W. Morrissey
Chairman

Michael J. Bourg
President

March 29, 2023

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: risk related to the COVID-19 pandemic and its related adverse effects, conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales with major customers, risks related to export sales, the price and availability of raw materials, supply chain disruptions, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, information systems disruptions and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



Consolidated Balance Sheets

December 31	**2022**	2021
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 4,045,101**	$ 2,036,954
Certificates of Deposit	**2,691,000**	2,741,000
Accounts Receivable – Less allowances of $160,000 and $170,000, respectively	**4,975,137**	5,647,984
Inventories, net	**9,121,230**	8,519,780
Prepaid Income Taxes	**509,119**	440
Other Current Assets	**422,747**	346,236
Total Current Assets	**21,764,334**	19,292,394
Property, Plant and Equipment, net	**11,861,793**	12,473,864
Total Assets	**$33,626,127**	$31,766,258
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	**$ 697,235**	$ 692,635
Accrued Wages and Salaries	**462,332**	509,332
Other Accrued Expenses	**327,961**	366,418
Unearned Revenue and Customer Deposits	**203,717**	302,424
Total Current Liabilities	**1,691,245**	1,870,809
Deferred Income Taxes, net	**948,084**	926,084
Total Liabilities	**2,639,329**	2,796,893
Commitments and Contingencies (Note 8)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**33,323,666**	31,306,233
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**30,986,798**	28,969,365
Total Liabilities and Shareholders' Equity	**$33,626,127**	$31,766,258

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Income

For the Years Ended December 31	2022	2021
Net Sales	$33,646,033	$33,974,558
Cost of Goods Sold	29,830,710	27,509,466
Gross Profit	3,815,323	6,465,092
Operating (Income) Expenses:		
Selling and Administrative Expenses	4,992,521	5,106,177
Gain on Sale of Property	(4,738,394)	—
Total Operating Expenses	254,127	5,106,177
Operating Profit	3,561,196	1,358,915
Other Income	91,433	55,557
Income Before Income Taxes	3,652,629	1,414,472
Provision for Income Taxes	785,000	301,000
Net Income	$ 2,867,629	$ 1,113,472
Net Income Per Share	$ 2.97	$ 1.15

Consolidated Statements of Shareholders' Equity

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock, At Cost Shares	Treasury Stock, At Cost Amount	Total Shareholders' Equity
Balance, December 31, 2020	$0	966,132	$1,138,096	$447,134	$31,042,957	171,964	$(3,922,098)	$28,706,089
Net Income					1,113,472			1,113,472
Dividends Declared ($0.88 per share)					(850,196)			(850,196)
Balance, December 31, 2021	0	966,132	1,138,096	447,134	31,306,233	171,964	(3,922,098)	28,969,365
Net Income					2,867,629			2,867,629
Dividends Declared ($0.88 per share)					(850,196)			(850,196)
Balance, December 31, 2022	$0	966,132	$1,138,096	$447,134	$33,323,666	171,964	$(3,922,098)	$30,986,798

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Cash Flows

For the Years Ended December 31	2022	2021
Cash Flows from Operating Activities:		
Net Income	$ 2,867,629	$ 1,113,472
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization	1,279,870	1,318,554
(Gain) Loss on the Sale of Property and Equipment	(4,741,096)	21,564
Deferred Income Taxes	22,000	(85,000)
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	672,847	(484,534)
Inventories, net	(601,450)	(3,366,486)
Other Current Assets	(585,190)	123,036
Accounts Payable	4,600	226,211
Accrued Wages and Salaries	(47,000)	27,324
Other Accrued Expenses	(38,457)	43,450
Unearned Revenue and Customer Deposits	(98,707)	52,926
Net Cash Used in Operating Activities	(1,264,954)	(1,009,483)
Cash Flows from Investing Activities:		
Capital Expenditures	(969,943)	(670,898)
Proceeds from the Sale of Property and Equipment	5,043,240	7,800
Proceeds from Certificates of Deposit	1,495,000	4,484,000
Purchases of Certificates of Deposit	(1,445,000)	(2,492,000)
Net Cash Provided by Investing Activities	4,123,297	1,328,902
Cash Flows from Financing Activities:		
Cash Dividends Paid	(850,196)	(850,196)
Net Cash Used in Financing Activities	(850,196)	(850,196)
Net Increase (Decrease) in Cash and Cash Equivalents	2,008,147	(530,777)
Cash and Cash Equivalents:		
Beginning of Year	2,036,954	2,567,731
End of Year	$ 4,045,101	$ 2,036,954
Cash Paid for Income Taxes	$ 1,271,679	$ 300,500

The accompanying notes are an integral part of the Consolidated Financial Statements.



Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners and parts, screw machine products, automatic rivet setting machines and parts and tools for such machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. ("H & L Tool"). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenue is recognized when control of the promised goods or services is transferred to our customers, generally upon shipment of goods or completion of services, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Sales taxes we may collect concurrent with revenue producing activities are excluded from revenue. Revenue is recognized net of certain sales adjustments to arrive at net sales as reported on the statement of income. These adjustments primarily relate to customer returns and allowances, which vary over time. The Company records a liability and reduction in sales for estimated product returns based upon historical experience. If we determine that our obligation under warranty claims is probable and subject to reasonable determination, an estimate of that liability is recorded as an offset against revenue at that time. As of December 31, 2022 and 2021, reserves for warranty claims were not material. Cash received by the Company prior to shipment is recorded as unearned revenue. In 2022 and 2021 the Company recognized revenue from such payments of $302,357 and $248,799, respectively, that was included in the unearned revenue balance at the beginning of the period. Shipping and handling fees billed to customers are recognized in net sales, and related costs as cost of sales, when incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents and Certificates of Deposit—The Company considers all highly liquid investments, including U.S. Treasury bills and certificates of deposit, with a maturity of three months or less when purchased, to be cash equivalents. Certificates of deposit with an original maturity of greater than three months are separately presented at cost which approximates market value. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of Federal Deposit Insurance Corporation insured limits.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable approximate fair value based on their short-term nature.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method. The value of inventories is reduced for estimated excess and obsolete inventories based on a review of on-hand inventories compared to historical and estimated future sales and usage.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 40 years
Buildings and improvements	10 to 40 years
Machinery and equipment	5 to 18 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 10 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2022 and 2021.



When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method. Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are shown on the balance sheet as a net long-term asset or liability.

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2022 and 2021, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2022 or 2021.

The Company's federal income tax returns for the 2019 through 2021 tax years are subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a reduction could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2019, 2020 and 2021 federal income tax returns will expire on September 15, 2023, 2024 and 2025, respectively.

The Company's state income tax returns for the 2019 through 2021 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2025. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2022 and 2021.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include depreciable lives, deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and in November 2018 issued an amendment, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. ASU 2016-13 amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 and ASU 2018-19 should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU on January 1, 2023. The impact of the adoption on our consolidated financial statements was not material.

2—Balance Sheet Details

	2022	2021
Inventories:		
Raw materials	$ 4,460,071	$ 4,645,923
Work in process	2,747,427	2,181,457
Finished goods	2,534,732	2,304,400
	9,742,230	9,131,780
Valuation reserves	(621,000)	(612,000)
	$ 9,121,230	$ 8,519,780
Property, Plant and Equipment, net:		
Land and improvements	$ 1,510,513	$ 1,778,819
Buildings and improvements	6,818,066	8,456,983
Machinery and equipment	35,982,194	35,618,735
Capitalized software and other	1,038,768	1,060,379
	45,349,541	46,914,916
Accumulated depreciation	(33,487,748)	(34,441,052)
	$ 11,861,793	$ 12,473,864
Other Accrued Expenses:		
Profit sharing plan contribution	$ 170,000	$ 145,000
Property taxes	41,497	80,269
All other items	116,464	141,149
	$ 327,961	$ 366,418



	2022	2021
Allowance for Doubtful Accounts:		
Balance at beginning of year	**$170,000**	$170,000
Charges to statement of income	**(1,660)**	—
Write-offs, net of recoveries	**(8,340)**	—
Balance at end of year	**$160,000**	$170,000
Inventory Valuation Reserves:		
Balance at beginning of year	**$612,000**	$600,000
Charges to statement of income	**17,070**	41,308
Write-offs	**(8,070)**	(29,308)
Balance at end of year	**$621,000**	$612,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2022	2021
Current:		
Federal	**$723,000**	$378,000
State	**40,000**	8,000
Deferred	**22,000**	(85,000)
	$785,000	$301,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2022		2021	
	Amount	**%**	Amount	%
Expected tax at U.S. statutory rate	**$767,000**	**21.0**	$297,000	21.0
Permanent differences	**(14,000)**	**(.4)**	(2,000)	(.1)
State taxes, net of federal benefit	**32,000**	**.9**	6,000	.4
Income tax expense	**$785,000**	**21.5**	$301,000	21.3

The deferred tax assets (liabilities) consist of the following:

	2022	2021
Depreciation and amortization	**$(1,216,451)**	$(1,196,119)
Inventory	**157,687**	157,600
Accrued vacation	**71,923**	74,037
Allowance for doubtful accounts	**38,250**	38,250
Other, net	**507**	148
	$ (948,084)	$ (926,084)

Valuation allowances related to deferred taxes are recorded based on the "more likely than not" realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2022 or 2021.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to $170,000 in 2022 and $145,000 in 2021.

5—Other Income—consists of the following:

	2022	2021
Interest income	**$55,333**	$19,797
Other	**36,100**	35,760
	$91,433	$55,557

6—Segment Information—The Company operates in the United States in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and parts and screw machine products. The assembly equipment segment includes automatic rivet setting machines and parts and tools for such machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2022:				
Net sales	$30,291,547	$3,354,486	$ —	$33,646,033
Depreciation	1,129,151	133,615	17,104	1,279,870
Segment operating profit	505,751	413,995	—	919,746
Selling and administrative expenses			(2,096,944)	(2,096,944)
Gain on sale of property			4,738,394	4,738,394
Other income			91,433	91,433
Income before income taxes				3,652,629
Capital expenditures	868,654	3,207	98,082	969,943
Segment assets:				
Accounts receivable, net	4,683,620	291,517	—	4,975,137
Inventories, net	7,766,703	1,354,527	—	9,121,230
Property, plant and equipment, net	9,562,329	1,303,497	995,967	11,861,793
Other assets	—	—	7,667,967	7,667,967
				33,626,127
Year Ended December 31, 2021:				
Net sales	$29,831,388	$4,143,170	$ —	$33,974,558
Depreciation	1,161,596	134,957	22,001	1,318,554
Segment operating profit	2,384,486	997,048	—	3,381,534
Selling and administrative expenses			(2,022,619)	(2,022,619)
Other income			55,557	55,557
Income before income taxes				1,414,472
Capital expenditures	493,564	—	177,334	670,898
Segment assets:				
Accounts receivable, net	5,302,257	345,727	—	5,647,984
Inventories, net	7,214,050	1,305,730	—	8,519,780
Property, plant and equipment, net	9,782,324	1,433,905	1,257,635	12,473,864
Other assets	—	—	5,124,630	5,124,630
				31,766,258

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable.



The following table presents revenue by segment, further disaggregated by end-market:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2022:			
Automotive	**$18,454,238**	**$ 209,735**	**$18,663,973**
Non-automotive	**11,837,309**	**3,144,751**	**14,982,060**
Total net sales	**$30,291,547**	**$3,354,486**	**$33,646,033**
Year Ended December 31, 2021:			
Automotive	$17,573,104	$ 157,652	$17,730,756
Non-automotive	12,258,284	3,985,518	16,243,802
Total net sales	$29,831,388	$4,143,170	$33,974,558

The following table presents revenue by segment, further disaggregated by location:

Year Ended December 31, 2022:			
United States	**$24,955,181**	**$3,202,729**	**$28,157,910**
Foreign	**5,336,366**	**151,757**	**5,488,123**
Total net sales	**$30,291,547**	**$3,354,486**	**$33,646,033**
Year Ended December 31, 2021:			
United States	$24,280,114	$4,053,102	$28,333,216
Foreign	5,551,274	90,068	5,641,342
Total net sales	$29,831,388	$4,143,170	$33,974,558

Sales to one customer in the fastener segment accounted for 15% of consolidated revenues during 2022 and 13% in 2021. The accounts receivable balance for this customer accounted for 19% and 16% of consolidated accounts receivable as of December 31, 2022 and 2021, respectively. Sales to a second customer in the fastener segment accounted for 14% of consolidated revenues during 2022 and 11% in 2021. The accounts receivable balance for this customer accounted for 16% and 11% of consolidated accounts receivable as of December 31, 2022 and 2021, respectively. Sales to a third customer were 12% of consolidated revenue in 2021. The accounts receivable balance for this customer accounted for 18% of consolidated accounts receivable as of December 31, 2021.

7—Gain on Sale of Property— On August 12, 2022, the Company entered into a Purchase and Sale Agreement (the "PSA") with Frontenac Properties LLC (the "Purchaser") pursuant to which the Company agreed, subject to the terms and conditions of the PSA, to sell its facility in Naperville, Illinois, in which the Company's headquarters and warehouse space are located, to the Purchaser. On September 27, 2022, the Company's sale of the facility to the Purchaser was completed for a selling price of $5,350,000 in cash, less customary closing costs. The net gain on the transaction was $4,738,394. A portion of the net proceeds was invested in U.S. Treasury bills and is included in cash and cash equivalents as of December 31, 2022.

Concurrently with the completion of the sale of the Naperville facility, the Company and the Purchaser entered into a lease agreement pursuant to which the Company leased the warehouse portion of the Naperville facility from the Purchaser until December 31, 2022 and the office portion until June 30, 2023. The monthly rent payable by the Company under the lease was $12,500 for the period from the closing until December 31, 2022 and will be $8,500 for the period from January 1, 2023 to June 30, 2023. The Company adopted the practical expedient for short-term leases under ASC 842 which allows for leases of 12 months or less to be expensed on a straight-line basis over the lease term without reporting on the balance sheet.

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $91,000 and $27,000 in 2022 and 2021, respectively. Total future minimum rentals at December 31, 2022 were $51,000.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

9—COVID-19—In March 2020, the World Health Organization characterized the novel coronavirus ("COVID-19") a pandemic and the President of the United States declared the COVID-19 outbreak a national emergency. The rapid spread of the virus and the response domestically and internationally to combat it had a significant negative impact on the global economy, including the automotive industry upon which we rely for sales. Beginning in March 2020, most states issued executive orders which temporarily closed businesses deemed non-essential in an effort to prevent the spread of the coronavirus. Similar measures also took place in foreign markets we serve. As a result, our operations and the operations of our customers and suppliers were adversely affected. While most shutdown orders were lifted later that year, various work-related restrictions remained in place for some time resulting in widespread economic disruption. As of the beginning of 2022, our operations had not returned to pre-pandemic levels and the pandemic continues to disrupt and have unpredictable impacts on our operations and the markets we serve, most notably in terms of labor shortages, supply chain disruptions and high inflation. These factors make the timing and sustainability of any broad economic recovery uncertain and will likely remain tied to the course of the pandemic. As we cannot predict the duration or scope of the COVID-19 pandemic, or its broader impact on the global economy, including the demand for automobiles, it is unknown what the impact of COVID-19 and its related effects will be on our business, results of operations or financial condition, but the impact could be material and last for an extended period of time.

10—Subsequent Events—On February 20, 2023, the Board of Directors declared a regular quarterly dividend of $0.22 per share, or $212,549, payable March 20, 2023 to shareholders of record on March 3, 2023.



Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Chicago Rivet & Machine Co.
Naperville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Oak Brook, Illinois
March 29, 2023



INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on NYSE American (trading privileges only, not registered). The ticker symbol is CVR.

At December 31, 2022, there were approximately 140 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

Quarter	Dividends Declared		Market Range			
	2022	2021	**2022**		2021	
First	**$0.22**	$0.22	**$29.28**	**$25.25**	$33.60	$22.36
Second	**$0.22**	$0.22	**$31.00**	**$25.11**	$31.85	$22.98
Third	**$0.22**	$0.22	**$29.20**	**$25.36**	$29.01	$25.24
Fourth	**$0.22**	$0.22	**$29.77**	**$25.03**	$32.88	$24.90

BOARD OF DIRECTORS

James W. Morrissey (e)
Chairman of the Board
of the Company
Attorney at Law
Vedder Price P.C.
Chicago, Illinois

Michael J. Bourg (e)
President of the Company

Kent H. Cooney (a) (c) (n)
Private Investor
Woodstock, Illinois

Kurt Moders (c) (n)
President
Kenmode Tool & Engineering, Inc.
Algonquin, Illinois

John L. Showel (a) (c) (e) (n)
Portfolio Manager
Maggiore Fund I, LP
Chicago, Illinois

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

CORPORATE OFFICERS

Michael J. Bourg
President, Chief Operating
Officer and Treasurer

Kimberly A. Kirhofer
Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Office
Naperville, Illinois

Manufacturing Facilities
Albia Division
Albia, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan



Chicago Rivet

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com